NORTHERN ABITIBI MINING CORP.

SUITE 500, 926 - 5 AVE. S.W.
CALGARY, AB T2P 0N7 CANADA
TEL: (403) 233-2636
FAX: (403) 266-2606
www.gold.ca
NAI:CDNX

FILE No.
82-4749

RECEIVED
2009 SEP -3 P 12:27
OFFICE OF INTERNATIONAL CORPORATE FINANCE

August 26, 2009

[redacted]

09046893

SUPPL

United States Securities
& Exchange Commission
Washington, DC
20549
USA

Dear Sirs:

RE: Foreign Private Issuer Exemption File No. 82-4749
News Release Dated August 26, 2009

Please find enclosed 3 copies of the news release listed above.

Yours very truly,

NORTHERN ABITIBI MINING CORP.

for D. MacAulay

Barb O'Neill

9/8

NORTHERN ABITIBI MINING CORP.
SUITE 500, 926-5TH AVENUE S.W., CALGARY, ALBERTA, T2P 0N7
PH: 403.233.2636 FAX: 403.266.2606

NEWS RELEASE — AUGUST 26, 2009

News Release: **09-15** Trading Symbol: TSX Venture-**NAI**

For Further Information Contact: **Shane Ebert at 1.250.964.2699**
Web: http://www.naminco.ca

NOT FOR DISTRIBUTION TO U.S. NEWSWIRE SERVICES OR FOR DISSEMINATION IN THE UNITED STATES. ANY FAILURE TO COMPLY WITH THIS RESTRICTION MAY CONSTITUTE A VIOLATION OF U.S. SECURITIES LAW.

Northern Abitibi Announces Non-Brokered Financing

Northern Abitibi Mining Corp. ('Northern Abitibi') is pleased to announce a proposed non-brokered private placement of up to 1,333,333 units ("Common Units") at a price of $0.15 per Common Unit and up to 1,818,181 flow-through units ("FT Units") at a price of $0.165 per FT Unit for gross proceeds of up to $500,000.

Each Common Unit will consist of one common share and one-half of one common share purchase warrant. Each whole common share purchase warrant (a "Warrant") will entitle the holder to purchase one common share at a price of $0.22 per share for a period of two years following closing.

Each FT Unit will consist of one common flow-through share and one-half of one common share purchase warrant. Each whole common share purchase warrant (a "Warrant") will entitle the holder to purchase one common share at a price of $0.23 per share for a period of two years following closing.

The Common and FT Units will be offered on a non-brokered basis by way of private placement to accredited investors and any securities issued will be subject to a hold period of four months plus one day from the date of closing. This financing is subject to TSX Venture Exchange and regulatory approval.

Proceeds of the financing are to be used to fund a portion of the proposed 2009 exploration at the Viking gold property in Newfoundland, and for general working capital. A minimum 2000 to 3000 metre drill program, along with trenching and mapping on the Viking property commenced in May 2009 and will continue into October or November 2009. The exploration program will be designed to expand and delineate near-surface high-grade gold resources and test high priority targets.

Northern Abitibi
Northern Abitibi's technical team of experienced, professional geologists are assembling a portfolio of gold, nickel and other base metal projects from opportunities within Canada, Mexico and the United States. Northern Abitibi can earn a majority interest in the Viking project from Altius Resources Inc. by making staged share and cash payments and funding exploration over a period of 4 years. A description of the Viking project can be found on our website at www.naminco.ca.

Dr. Shane Ebert, P.Geo., is the Qualified Person responsible for the preparation of this news release.

"Shane Ebert"
Shane Ebert, President/Director

The TSX Venture Exchange has neither approved nor disapproved of the contents of this press release.

FILE No. 82-4749

NORTHERN ABITIBI MINING CORP.

SUITE 500, 926-5TH AVENUE S.W., CALGARY, ALBERTA, T2P 0N7
PH: 403.233.2636 FAX: 403.266.2606

NEWS RELEASE **AUGUST 26, 2009**

News Release: **09-15** Trading Symbol: TSX Venture-**NAI**

For Further Information Contact: **Shane Ebert at 1.250.964.2699**
Web: http://www.naminco.ca

NOT FOR DISTRIBUTION TO U.S. NEWSWIRE SERVICES OR FOR DISSEMINATION IN THE UNITED STATES. ANY FAILURE TO COMPLY WITH THIS RESTRICTION MAY CONSTITUTE A VIOLATION OF U.S. SECURITIES LAW.

Northern Abitibi Announces Non-Brokered Financing

Northern Abitibi Mining Corp. ('Northern Abitibi') is pleased to announce a proposed non-brokered private placement of up to 1,333,333 units ("Common Units") at a price of $0.15 per Common Unit and up to 1,818,181 flow-through units ("FT Units") at a price of $0.165 per FT Unit for gross proceeds of up to $500,000.

Each Common Unit will consist of one common share and one-half of one common share purchase warrant. Each whole common share purchase warrant (a "Warrant") will entitle the holder to purchase one common share at a price of $0.22 per share for a period of two years following closing.

Each FT Unit will consist of one common flow-through share and one-half of one common share purchase warrant. Each whole common share purchase warrant (a "Warrant") will entitle the holder to purchase one common share at a price of $0.23 per share for a period of two years following closing.

The Common and FT Units will be offered on a non-brokered basis by way of private placement to accredited investors and any securities issued will be subject to a hold period of four months plus one day from the date of closing. This financing is subject to TSX Venture Exchange and regulatory approval.

Proceeds of the financing are to be used to fund a portion of the proposed 2009 exploration at the Viking gold property in Newfoundland, and for general working capital. A minimum 2000 to 3000 metre drill program, along with trenching and mapping on the Viking property commenced in May 2009 and will continue into October or November 2009. The exploration program will be designed to expand and delineate near-surface high-grade gold resources and test high priority targets.

Northern Abitibi
Northern Abitibi's technical team of experienced, professional geologists are assembling a portfolio of gold, nickel and other base metal projects from opportunities within Canada, Mexico and the United States. Northern Abitibi can earn a majority interest in the Viking project from Altius Resources Inc. by making staged share and cash payments and funding exploration over a period of 4 years. A description of the Viking project can be found on our website at www.naminco.ca.

Dr. Shane Ebert, P.Geo., is the Qualified Person responsible for the preparation of this news release.

"Shane Ebert"
Shane Ebert, President/Director

The TSX Venture Exchange has neither approved nor disapproved of the contents of this press release.

FILE No. 82-4749

NORTHERN ABITIBI MINING CORP.

SUITE 500, 926-5TH AVENUE S.W., CALGARY, ALBERTA, T2P 0N7
PH: 403.233.2636 FAX: 403.266.2606

NEWS RELEASE **AUGUST 26, 2009**

News Release: **09-15** Trading Symbol: TSX Venture-**NAI**

For Further Information Contact: **Shane Ebert at 1.250.964.2699**
Web: http://www.naminco.ca

NOT FOR DISTRIBUTION TO U.S. NEWSWIRE SERVICES OR FOR DISSEMINATION IN THE UNITED STATES. ANY FAILURE TO COMPLY WITH THIS RESTRICTION MAY CONSTITUTE A VIOLATION OF U.S. SECURITIES LAW.

Northern Abitibi Announces Non-Brokered Financing

Northern Abitibi Mining Corp. ('Northern Abitibi') is pleased to announce a proposed non-brokered private placement of up to 1,333,333 units ("Common Units") at a price of $0.15 per Common Unit and up to 1,818,181 flow-through units ("FT Units") at a price of $0.165 per FT Unit for gross proceeds of up to $500,000.

Each Common Unit will consist of one common share and one-half of one common share purchase warrant. Each whole common share purchase warrant (a "Warrant") will entitle the holder to purchase one common share at a price of $0.22 per share for a period of two years following closing.

Each FT Unit will consist of one common flow-through share and one-half of one common share purchase warrant. Each whole common share purchase warrant (a "Warrant") will entitle the holder to purchase one common share at a price of $0.23 per share for a period of two years following closing.

The Common and FT Units will be offered on a non-brokered basis by way of private placement to accredited investors and any securities issued will be subject to a hold period of four months plus one day from the date of closing. This financing is subject to TSX Venture Exchange and regulatory approval.

Proceeds of the financing are to be used to fund a portion of the proposed 2009 exploration at the Viking gold property in Newfoundland, and for general working capital. A minimum 2000 to 3000 metre drill program, along with trenching and mapping on the Viking property commenced in May 2009 and will continue into October or November 2009. The exploration program will be designed to expand and delineate near-surface high-grade gold resources and test high priority targets.

Northern Abitibi
Northern Abitibi's technical team of experienced, professional geologists are assembling a portfolio of gold, nickel and other base metal projects from opportunities within Canada, Mexico and the United States. Northern Abitibi can earn a majority interest in the Viking project from Altius Resources Inc. by making staged share and cash payments and funding exploration over a period of 4 years. A description of the Viking project can be found on our website at www.naminco.ca.

Dr. Shane Ebert, P.Geo., is the Qualified Person responsible for the preparation of this news release.

"Shane Ebert"
Shane Ebert, President/Director